Exhibit 2

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

SEPTEMBER 30, 2019

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

(UNAUDITED)

SEPTEMBER 30, 2019

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	U.S. dollars in thousands
NET REVENUES	1,401	2,206	4,701	7,001
COST OF REVENUES	629	598	1,471	2,253
GROSS PROFIT	772	1,608	3,230	4,748
RESEARCH AND DEVELOPMENT EXPENSES, net	2,799	6,624	15,143	19,084
SELLING, MARKETING AND BUSINESS DEVELOPMENT EXPENSES	4,892	3,040	12,175	9,333
GENERAL AND ADMINISTRATIVE EXPENSES	2,925	1,680	7,349	5,619
OPERATING LOSS	9,844	9,736	31,437	29,288
FINANCIAL INCOME	170	133	1,075	364
FINANCIAL EXPENSES	161	480	251	2,212
FINANCIAL EXPENSES (INCOME), net	(9)	347	(824)	1,848
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	9,835	10,083	30,613	31,136

LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars):	0.03	0.04	0.11	0.14
WEIGHTED AVERAGE OF ORDINARY SHARES (in thousands)	283,687	234,960	283,687	220,560

The accompanying notes are an integral part of these condensed consolidated financial statements.

2

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	September 30,	December 31,
	2019	2018
	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	11,634	29,005
Bank deposits	3,301	8,271
Financial assets at fair value through profit or loss	10,718	15,909
Trade receivables	853	958
Prepaid expenses and other receivables	2,338	1,876
Inventory	1,961	769
	30,805	56,788
NON-CURRENT ASSETS:
Bank deposits	151	140
Fixed assets	224	163
Right-of-use assets	3,745	—
Intangible assets	5,320	5,320
	9,440	5,623
TOTAL ASSETS	40,245	62,411

CURRENT LIABILITIES:
Accounts payable	4,794	3,324
Lease liabilities	943	—
Accrued expenses and other current liabilities	8,144	7,057
	13,881	10,381

NON-CURRENT LIABILITIES:
Derivative financial instruments	8	344
Lease liabilities	3,005	—
Royalty obligation	500	500
	3,513	844
TOTAL LIABILITIES	17,394	11,225

EQUITY:
Ordinary shares	767	767
Additional paid-in capital	219,505	219,505
Accumulated deficit	(197,421)	(169,086)
TOTAL EQUITY	22,851	51,186

TOTAL LIABILITIES AND EQUITY	40,245	62,411

The accompanying notes are an integral part of these condensed consolidated financial statements.

3

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Ordinary	Additional	Accumulated	Total
	shares	paid-in capital	deficit	equity
	U.S. dollars in thousands
BALANCE AT JULY 1 , 2019	767	219,505	(188,368)	31,904

CHANGES IN THE THREE-MONTHS PERIOD ENDED SEPTEMBER 30, 2019:
Share-based compensation to employees and service providers	—	—	782	782
Comprehensive loss	—	—	(9,835)	(9,835)
BALANCE AT SEPTEMBER 30, 2019	767	219,505	(197,421)	22,851

BALANCE AT JULY 1, 2018	577	177,787	(152,458)	25,906
CHANGES IN THE THREE-MONTHS PERIOD ENDED SEPTEMBER 30, 2018:
Share-based compensation to employees and service providers	—	—	468	468
Issuance of ordinary shares, net of expenses	113	23,439	—	23,552
Comprehensive loss	—	—	(10,083)	(10,083)
BALANCE AT SEPTEMBER 30, 2018	690	201,226	(162,073)	39,843

BALANCE AT JANUARY 1 , 2019	767	219,505	(169,086)	51,186

CHANGES IN THE NINE-MONTHS PERIOD ENDED SEPTEMBER 30, 2019:
Share-based compensation to employees and service providers	—	—	2,278	2,278
Comprehensive loss	—	—	(30,613)	(30,613)
BALANCE AT SEPTEMBER 30, 2019	767	219,505	(197,421)	22,851

BALANCE AT JANUARY 1, 2018	575	177,434	(132,944)	45,065
CHANGES IN THE NINE-MONTHS PERIOD ENDED SEPTEMBER 30, 2018:
Share-based compensation to employees and service providers	—	—	2,007	2,007
Exercise of options into ordinary shares	2	353	—	355
Issuance of ordinary shares, net of expenses	113	23,439		23,552
Comprehensive loss	—	—	(31,136)	(31,136)
BALANCE AT SEPTEMBER 30, 2018	690	201,226	(162,073)	39,843

The accompanying notes are an integral part of these condensed consolidated financial statements.

4

REDHILL BIOPHARMA LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(9,835)	(10,083)	(30,613)	(31,136)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	782	468	2,278	2,007
Depreciation	288	22	744	67
Fair value adjustments on derivative financial instruments	(5)	471	(336)	2,088
Fair value losses (gains) on financial assets at fair value through profit or loss	14	28	(73)	140
Revaluation of bank deposits	98	3	28	80
Exchange differences in respect of lease liabilities	83	—	124	—
Exchange differences in respect of cash and cash equivalents	(1)	21	(40)	87
	1,259	1,013	2,725	4,469
Changes in assets and liability items:
Decrease (Increase) in trade receivables	110	(124)	105	(392)
Decrease (Increase) in prepaid expenses and other receivables	(23)	(519)	(462)	940
Decrease (Increase) in inventory	(135)	221	(1,192)	184
Increase (decrease) in accounts payable	51	(156)	1,470	(938)
Increase (decrease) in accrued expenses and other current liabilities	(321)	1,276	1,087	605
	(318)	698	1,008	399
Net cash used in operating activities	(8,894)	(8,372)	(26,880)	(26,268)
INVESTING ACTIVITIES:
Purchase of fixed assets	(1)	(3)	(135)	(18)
Change in investment in current bank deposits	6,000	—	4,931	4,869
Purchase of financial assets at fair value through profit or loss	(9)	(3,987)	(2,584)	(5,075)
Proceeds from sale of financial assets at fair value through profit or loss	5,748	1,951	7,848	5,401
Net cash provided by (used in) investing activities	11,738	(2,039)	10,060	5,177
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares, net of expenses	—	23,552	—	23,552
Exercise of options into ordinary shares	—	—	—	355
Principal elements of lease payments	(206)	—	(591)	—
Repayment of payable in respect of intangible asset purchase	—	—	—	(500)
Net cash provided by (used in) financing activities	(206)	23,552	(591)	23,407
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,638	13,141	(17,411)	2,316
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	1	(21)	40	(87)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	8,995	5,564	29,005	16,455
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	11,634	18,684	11,634	18,684
SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	284	156	609	571
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING ACTIVITIES
Acquisition of right-of-use assets by means of lease liabilities	—	—	2,681	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

5

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - GENERAL:

a.	General

RedHill Biopharma Ltd. (the “Company”), incorporated in Israel on August 3, 2009, together with its wholly-owned subsidiary RedHill Biopharma Inc. (the “Company’s Subsidiary”), incorporated in Delaware, U.S. on January 19, 2017, is a specialty biopharmaceutical company, primarily focused on the commercialization and development of proprietary drugs for gastrointestinal (“GI”) diseases.

The Company is primarily engaged in the research and development of its therapeutic candidates and in 2017 the Company established U.S. operations as a platform for the planned future launch of the Company’s proprietary, late-clinical stage product candidates in the U.S., if approved by the U.S. Food and Drug Administration (“FDA”), and for promotion and commercialization of potential in-licensed or aquiried commercial stage products in the U.S.

In February 2011, the Company listed its securities on the Tel-Aviv Stock Exchange (“TASE”) and from December 2012 through July 2018, the Company’s American Depositary Shares (“ADSs”) were listed on the NASDAQ Capital Market. Since July 2018, the Company’s ADSs have been listed on the NASDAQ Global Market (“NASDAQ”).

The Company’s registered address is 21 Ha’arba’a St., Tel-Aviv, Israel.

To date the Company has out-licensed on an exclusive worldwide basis only one of its therapeutic candidates and has generated limited revenues from its commercial activities. Accordingly, there is no assurance when and if the Company’s business will generate sufficient revenues to sustain its business operations in accordance with the Company’s plan or profit from the therapeutic candidates and commercial products. Through September 30, 2019, the Company has an accumulated deficit, and its activities have been funded primarily through public and private offerings of the Company’s securities.

The Company plans to further fund its future operations through commercialization and out-licensing of its therapeutic candidates, commercialization of in-licensed or acquired products and raising additional capital through equity or debt financing or through non-dilutive financing. The Company’s current cash resources are not sufficient to complete the research and development of all of the Company’s therapeutic candidates and fund its commercial operations until generation of sustainable positive cash flows. Management expects that the Company will incur additional losses as it continues to focus its resources on advancing the development of its therapeutic candidates, as well as advancing its commercial operations, based on a prioritized plan that will result in negative cash flows from operating activities. The Company believes its existing capital resources should be sufficient to fund its current and planned operations for at least the next 12 months.

6

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

If the Company is unable to out-license, sell or commercialize its therapeutic candidates, generate sufficient and sustainable revenues from its commercial operations, or obtain future financing, the Company may be forced to delay, reduce the scope of, or eliminate one or more of its research and development or commercialization programs, any of which may have a material adverse effect on the Company’s business, financial condition or results of operations.

b.	Approval of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements were approved by the Board of Directors (the "BoD") on November 18, 2019.

NOTE 2 - BASIS OF PREPARATION OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS:

a.	The Company’s condensed consolidated interim financial statements for the three and nine months ended September 30, 2019 (the "Condensed Consolidated Interim Financial Statements") have been prepared in accordance with International Accounting Standard IAS 34, “Interim Financial Reporting”. These Condensed Consolidated Interim Financial Statements, which are unaudited, do not include all the information and disclosures that would otherwise be required in a complete set of annual financial statements and should be read in conjunction with the annual financial statements as of December 31, 2018 and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as published by the International Accounting Standards Board (“IASB”). The results of operations for the three and nine months ended September 30, 2019 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

The accounting policies applied in the preparation of the Condensed Consolidated Interim Financial Statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2018, except for the adoption of International Financing Reporting Standard No. 16 “Leases” (“IFRS 16”), effective from January 1, 2019, as set out below.

b.	The impact of the adoption of IFRS 16 and the new accounting policies that have been applied from January 1, 2019 are disclosed in note 3 below.

NOTE 3 – CHANGES IN ACCOUNTING POLICIES:

a.	The Company has adopted IFRS 16 retrospectively from January 1, 2019, but has not restated comparatives for the 2018 reporting period, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the statement of financial position at the date of initial application.
7

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

b.	On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 “Leases”. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental annual borrowing rate applied to the lease liabilities on January 1, 2019 was 6.9%.

The lease liabilities recognized in the statement of financial position at the date of intial application were approximately $1.7 million, of which approximately $0.9 miillion were current lease liabilities and $0.8 miillion non-current lease liabilities. The associated right-of-use assets were measured at the amount equal to the lease liability and as a result there was no impact on accumulated deficit on January 1, 2019.

On January 27, 2019, the Company signed an amendment to one of its leases, to extend the lease period for 7 years. As a result, the Company remeasured the lease liability by discouting the revised lease payments using a revised discount rate, which was the lessee’s incremental borrowing rate at the effective date of the modification. The Company accounted for the remeasurement of the lease liability as an additional amount of approximately $1.6 million by making a corresponding adjustment to the right-of-use asset.

On May 8, 2019, the Company signed an amendment to one of its leases, to increase the scope of the lease, as well as extending the lease period by an additional year. The Company accounted for the remeasurement of the lease liability as an additional amount of approximately $1.0 million by making a corresponding adjustment to the right-of-use asset.

The recognized right-of-use assets as of January 1, 2019 and September 30,2019 relate to the following types of assets: Properties approximately $1 million and approximately $3.3 million, respectivelty, and Vehicles $0.7 million and $0.4 million, respectively.

In applying IFRS 16 for the first time, the Company has used the following practical expedient permitted by the standard - the accounting for operating leases with a remaining lease term of less than 12 months as of January 1, 2019 as short-term leases.

The company has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Company relied on its assessment made applying IAS 17 and IFRIC 4 Determining whether an arrangement contains a Lease.

c.	Until the 2018 financial year, the leases of offices and cars by the Company and its subsidiary were classified as operating leases and payments made were charged to profit or loss on a straight-line basis over the period of the lease.

From January 1, 2019, the leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

8

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: fixed payments (including in-substance fixed payments) and variable lease payments that are based on an index or a rate.

The lease payments are discounted using the lessee’s incremental borrowing rate, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost being the amount of the initial measurement of lease liability.

Payments associated with short-term leases and leases of low-value assets are not recognized as right of use assets or lease liabilities, but are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of office furniture.

NOTE 4 - SHARE-BASED PAYMENTS:

The following is information on options granted during the nine months ended September 30, 2019:

	Number of options granted
	According to the Award Plan			Exercise	Fair value of
	of the Company			price for 1	options on date of
	Other than to			ordinary	grant in U.S. dollars
Date of grant	directors (1)	To directors (1)	Total	share ($)	in thousands (2)
February 2019	1,580,000	—	1,580,000	0.89	628
May 2019	5,640,000	—	5,640,000	0.92	2,433
June 2019	—	1,875,000	1,875,000	0.92	641
July 2019	435,000	—	435,000	0.80	173
September 2019	350,000	—	350,000	0.80	150
	8,005,000	1,875,000	9,880,000		4,025

1)	The options will vest as follows: for directors and employees of the Company and the Company's subsidiary who had provided services exceeding one year as of the grant date, options will vest in 16 equal quarterly installments over a four-year period. For directors and employees of the Company and the Company's subsidiary who had not provided services exceeding one year as of the grant date, the options will vest as follows: 1/4 of the options will vest one year following the grant date and the rest over 12 equal quarterly installments. During the contractual term, the options will be exercisable, either in full or in part, from the vesting date until the end of 10 years from the date of grant.

9

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

The options include both options exercisable into the Company's ordinary shares and options exercisable into the Company's ADSs.

2)	The fair value of the options was computed using the binomial model and the underlying data used was mainly the following: price of the Company's ordinary share: $0.64-$0.83, expected volatility: 57.48%-58.27%, risk-free interest rate: 1.63%-2.67% and the expected term was derived based on the contractual term of the options, the expected exercise behavior and expected post-vesting forfeiture rates.

NOTE 5 - NET REVENUES:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
	U.S dollars in thousands		U.S dollars in thousands
Commercialization of product	1,081	935	2,200	3,727
Promotional services	320	1,271	2,501	3,274
Total Net Revenues	1,401	2,206	4,701	7,001

NOTE 6 - FINANCIAL INSTRUMENTS:

a.	Fair value hierarchy

The following table presents Company assets and liabilities measured at fair value:

	Level 1	Level 3	Total
	U.S. dollars in thousands
September 30, 2019:
Assets -
Financial assets at fair value through profit or loss	10,718	—	10,718
Liabilities -
Derivative financial instruments	—	8	8
December 31, 2018:
Assets -
Financial assets at fair value through profit or loss	15,909	—	15,909
Liabilities -
Derivative financial instruments	—	344	344

During the nine months ended September 30, 2019, there were no transfers of financial assets and liabilities between Levels 1, 2 or 3 fair value measurements. There have been no changes in the methodologies used since December 31, 2018.

10

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

b.	Fair value measurements using significant unobservable input (Level 3)

The following table presents the change in derivative financial liabilities measured at Level 3 for the three and nine months ended September 30, 2019 and 2018:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
	U.S. dollars in thousands
Balance at beginning of the period	13	2,065	344	448
Fair value adjustments recognized in profit or loss	(5)	471	(336)	2,088
Balance at end of the period	8	2,536	8	2,536

The fair value of the above-mentioned derivative financial liabilities that are not traded in an active market is determined by using valuation techniques. The Company uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions at the end of each reporting period.

The fair value of the above-mentioned derivative financial liabilities is computed using the Black-Scholes option pricing model. The fair value of the derivative financial liabilities as of September 30, 2019 is based on the price of an ADS on September 30, 2019 and on the following key parameters: risk-free interest rate of 1.88% and an average standard deviation of 52.73%. The fair value of the derivative financial liabilities as of December 31, 2018, was based on the price of an ADS on December 31, 2018 and on the following key parameters: risk-free interest rate of 2.63% and an average standard deviation of 60.55%.

c. The carrying amount of cash equivalents, current and non-current bank deposits, receivables, account payables and accrued expenses approximate their fair value due to their short-term characteristics.

11

REDHILL BIOPHARMA LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

NOTE 7 – SEGMENT INFORMATION

The Company has two segments, Commercial Operations and Research and Development. The following tables present net revenues and operating loss for the Company's segments for the three and nine months ended September 30, 2019 and 2018:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2019			2019
September 30, 2019:	Commercial Operations	Research and Development	Consolidated	Commercial Operations	Research and Development	Consolidated
	U.S. dollars in thousands			U.S. dollars in thousands
Net revenues	1,401	—	1,401	4,701	—	4,701
Operating loss	5,100	4,744	9,844	10,971	20,466	31,437

	Three Months Ended September 30,			Nine Months Ended September 30,
	2018			2018
	Commercial Operations	Research and Development	Consolidated	Commercial Operations	Research and Development	Consolidated
	U.S. dollars in thousands			U.S. dollars in thousands
Net revenues	2,206	—	2,206	7,001	—	7,001
Operating loss	1,699	8,037	9,736	5,794	23,494	29,288

NOTE 8 – EVENTS SUBSEQUEST TO SEPTEMBER 30, 2019

a.	In October 2019, the Company entered into a strategic collaboration with Cosmo Pharmaceuticals N.V. (“Cosmo”), which includes an exclusive license agreement for the U.S. rights to Aemcolo® and a simultaneous private investment by Cosmo.

Concurrently with the issuance of 5,185,715 ADSs to Cosmo for a $36.3 million investment in cash at $7.00 per ADS, the Company issued to Cosmo Technologies Ltd a wholly-owned subsidiary of Cosmo 1,714,286 ADSs at an agreed value of $12 million, as an upfront payment for the U.S commercialization rights granted under the license, corresponding to a price per ADS of $7.00.

In addition, the Company agreed to pay Cosmo a royalty percentage in the high twenties on net sales generated from the commercialization of Aemcolo® in the U.S. The license agreement further provides for potential regulatory and commercial milestone payments to Cosmo totaling up to $100 million.

b.	On November 4, 2019, the Company announced that the FDA approved Talicia® (omeprazole magnesium, amoxicillin and rifabutin) delayed-release capsules 10mg/ 250mg/ 12.5mg Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults, which is the first product the Company developed to be approved for marketing in the U.S. by the FDA.

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